UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MICROISLET, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

59507Q 10 6 (CUSIP Number)

September 13, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[x] Rule 13d-1(c)

[_] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or to otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

SCHEDULE 13G

CUSIP NO. 59507Q10 6	Page 2 of 5 Pages

1.	Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only). Jackson St. Partners, 912017430

2.	Check the Appropriate Box if a Member of a Group (a) [_] (b) [_]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

	5.	Sole Voting Power 1,758,772

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH	7.	Sole Dispositive Power 1,758,772

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,758,772

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person PN

Page 3 of 5 Pages

SCHEDULE 13G

Item 1.

(a)  Name of Issuer:

MicroIslet, Inc.

(b)  Address of Issuer’s Principal Executive Office:

6540 Lusk Boulevard, Suite C250
San Diego, CA 92121

Item 2.

(a)  Name of Person Filing:

Jackson St. Partners

(b)  Address of Principal Office or, if None, Residence:

3673 Jackson Street
San Francisco, CA 94118

(c)  Citizenship:

California

(d)  Title of Class of Securities:

Common Stock, Par Value $0.001 Per Share

(e)  CUSIP Number:

59507Q 10 6

Item 3.    If this Statement is filed pursuant to Rule 13(d)-1(b), or 13d-2(b) or (c), check whether the person filing is a:

N/A

Page 4 of 5 Pages

SCHEDULE 13G

Item 4.    Ownership.

(a)  Amount Beneficially Owned:

1,758,772

(b) Percent of Class:

7.8%

(c)  Number of Shares to Which the Person Has:

(i)  Sole voting power–1,758,772
(ii)  Shared voting power–0
(iii)  Sole dispositive power–1,758,772
(iv)  Shared dispositive power–0

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.    Identification and Classification of Members of the Group.

N/A

Item 9.    Notice of Dissolution of Group.

N/A

Page 5 of 5 Pages

SCHEDULE 13G

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JACKSON ST. PARTNERS

By:	/s/ JOHN J. HAGENBUCH
John J. Hagenbuch Partner

Date:  September 20, 2002

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